UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

Carl C. Icahn	Icahn Enterprises Holdings L.P.
Icahn Partners LP	Icahn Enterprises G.P. Inc.
Icahn Partners Master Fund LP	Beckton Corp.
Icahn Onshore LP	High River Limited Partnership
Icahn Offshore LP	Hopper Investments LLC
Icahn Capital LP	Barberry Corp.
IPH GP LLC

3. Address of person relying on exemption:

c/o Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Attn: General Counsel
(212) 702-4300

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

On February 7, 2014, Carl C. Icahn retweeted, under the Twitter handle @Carl_C_Icahn (https://twitter.com/Carl_C_Icahn), the following tweet by Jim Cramer (@jimcramer) relating to Apple:

Retweeted by Carl Icahn
Jim Cramer@jimcramer·Feb 5
@Carl_C_Icahn -Time to call in to @ScottWapnerCNBC about how much you've been buying of late? Stock has big bid underneath

On February 7, 2014, Carl C. Icahn tweeted the following response, under the Twitter handle @Carl_C_Icahn (https://twitter.com/Carl_C_Icahn), to the above tweet by Jim Cramer (@jimcramer) relating to Apple:

“@jimcramer @ScottWapnerCNBC No need to call Scott. As you noted this morning, Tim came in Clint Eastwood-style and has a lot more bullets.”